November 29, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
China Life Insurance Company Limited
Form 20-F for the fiscal year ended December 31, 2009
Dear Mr. Rosenberg:
We refer to your letter, dated November 17, 2010 (the “Comment Letter”), to China Life Insurance Company Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-31914) (the “2009 Form 20-F”) .
The Company is grateful for the comments from the Staff, and has carefully considered the matters raised in the Comment Letter. On behalf of the Company, we have set forth below their response to the Comment Letter.
Comment #1:
Item 18, Financial Statements
1.	Please confirm that you will include your response to comment 8 in future filings.
Response:
The Company confirms that the Company will revise its disclosures in the Form 20-F for the fiscal year ended December 31, 2010 and future periods to detail the factors affecting the line items constituting insurance benefits and claims.
Comment #2:
2.
We have read your response to comment 11. Item 17(a) of Form 20-F states “Schedules designated by Rule 12-04, 12-09, 12-15, 12-16, 12-17, 12-18, 12-28 and 12-29 of this chapter shall be furnished if applicable to the registrant.” Please amend the filing to include any necessary schedules or tell us why these schedules are not required.

Mr. Jim B. Rosenberg	2	November 29, 2010
Response:
Footnote 136 to the Commission’s Release No. 33-8879 states that “IFRS filers will not be subject to Articles 4, 5, 6, 7, 9 and 10 of Regulation S-X that relate to specific presentation and disclosure provisions under Regulation S-X.” In addition, Rule 12-01 of Regulation S-X: Application of Rule 12-01 to 12-29 states that “These sections prescribe the form and content of the schedules required by Rules 5-04, 6-10, 6A-05, and 7-05”, which further clarified that Rule 12 did not impose any additional requirement.
Therefore, the Company concluded that schedules required under Article 12 of Regulation S-X are not applicable as the Company is not subject to Articles 4, 5, 6, 7, 9 and 10 of Regulation S-X as an IFRS filer.
The Company also further assessed the requirement of each individual schedule.
Schedule 12-04 is not applicable as the Company does not have restricted net assets of consolidated subsidiaries that exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.
Schedule 12-09 requires disclosure of valuation and qualifying accounts. Except for impairment, there is no other valuation account. Impairment has been disclosed in note 19 on page F-63 of the 2009 Form 20-F.
Schedule 12-15 requires disclosure of investment cost/amortized cost and fair value by each investment class. Such information has been disclosed on page 51 (for all debt securities) and page 78 (for all available for sale debt and equity securities) of the 2009 Form 20-F. The Company currently did not disclose the cost of equity securities that are held for trading. The amount is insignificant as the fair value of such securities at December 31, 2009 is RMB 2,742 million, approximately 0.2% of the total assets.
Schedule 12-16 requires disclosure of insurance information by segment. The Company has disclosed such information in note 5 on page F-41 of the 2009 Form 20-F.
Schedule 12-17 requires disclosure of reinsurance information. The Company has disclosed the ceded premium in the amount of RMB 158 million in the Consolidated Statement of Comprehensive Income on page F-5 of the 2009 Form 20-F. Due to the insignificant nature, the Company believes no additional disclosure is necessary.
Schedule 12-18 is for certain property-casualty insurance companies and therefore is not applicable.

Mr. Jim B. Rosenberg	3	November 29, 2010
Schedule 12-28 and Schedule 12-29 are for certain real estate companies and therefore are not applicable.
Comment #3:
3.	Expand Note 2.9.2.b on Liability Adequacy to demonstrate how you are in compliance with paragraph 15 of IFRS 4.
Response:
As disclosed in the 2009 Form 20-F, the Company assesses the insurance contract liabilities based on the current estimate of future cash flows with available information at the end of each reporting period. Therefore, the reserving process effectively has incorporated the required liability adequacy test.
In the future filings, the Company proposes to expand the disclosure as follows:
“The Group (including the Company and its subsidiaries) evaluates the adequacy of insurance contract reserves using the current estimate of future cash flow with available information at the end of each reporting period. If the reserves are inadequate, the insurance contract reserves will be adjusted accordingly, and any changes of the insurance contract liabilities will be recognized in the net profit.”
Comment #4:
4.	Tell us how you have met the requirement of paragraph 104 of IAS 1 to disclose expenses by nature.
Response:
Paragraph 104 of IAS 1 requires that “An entity classifying expenses by function shall disclose additional information on the nature of expenses, including depreciation and amortization expense and employee benefits expense.” There is no requirement for the additional disclosure to be reconciled to the expense items on the face of the financial statements.
The Company considers that the nature of insurance benefits and claims, policyholder dividends resulting from participation in profits, underwriting and policy acquisition costs and statutory insurance fund are self explanatory and therefore no additional disclosure is necessary. The Company, however, disclosed the nature of the investment contract benefits and the nature of most significant administrative expenses and other operating expenses in note 22 and note 23 on page F-64 of the 2009 Form 20-F, such as employee benefits expense and amortization and depreciation. In addition, the Company also disclosed certain other expenses by nature as required by other IASB requirements, such as interest expense as required by IAS 39. The remaining unexplained expenses in the amount of RMB 9,912 million consist of various insignificant items, such as printing costs, travel expenses and postages, and therefore are not separately disclosed. The amount of unexplained expenses is approximately 3% of total benefits, claims and expense and is not considered significant. The Company believes that the current disclosure has met the IFRS requirement.
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Mr. Jim B. Rosenberg	4	November 29, 2010
If you have any questions or comments regarding the foregoing, please contact the undersigned at +4420 7786 9010.
Very truly yours,
/s/ James C. Scoville
James C. Scoville